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                           December 19, 2023

       Eddie Ni
       Chief Executive Officer
       Goldenstone Acquisition Ltd.
       4360 E. New York Street
       Aurora, IL 60504

                                                        Re: Goldenstone
Acquisition Ltd.
                                                            Amendment No. 1 to
Form 10-K for the Fiscal year ended March 31, 2023
                                                            Filed December 18,
2023
                                                            File No. 001-41328

       Dear Eddie Ni:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 1 to Form 10-K for the Fiscal Year ended March 31, 2023

       Item 1. Business
       Enforceability of Civil Liability, page 12

   1. Please revise your amendment to the Form 10-K for fiscal year ended March 31, 2023 to include all revised
disclosures as proposed in your response to prior comment one of our letter dated
October 16, 2023.
 Eddie Ni
Goldenstone Acquisition Ltd.
December 19, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameEddie Ni                                Sincerely,
Comapany NameGoldenstone Acquisition Ltd.
                                                          Division of
Corporation Finance
December 19, 2023 Page 2                                  Office of Energy &
Transportation
FirstName LastName